The information in this preliminary pricing supplement is not complete and may be changed. None of this preliminary pricing supplement, the prospectus supplement or the prospectus is an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 21, 2007	FILED PURSUANT TO RULE 424(b)(2)
PRELIMINARY PRICING SUPPLEMENT NO. AIG-FP-[ ]	REGISTRATION NO. 333-106040
TO PROSPECTUS DATED JULY 24, 2006
AND PROSPECTUS SUPPLEMENT DATED OCTOBER 12, 2006
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
CMS CURVE NOTES DUE JUNE 1, 2027

Principal Amount: U.S.$[•]	Issue Date: June 1, 2007

Agents’ Discount or Commission: None	Stated Maturity Date: June 1, 2027

Net Proceeds to Issuer: U.S.$[•]	Interest Rate: For the period from and including the Issue Date to but excluding June 1, 2008, 8.00% per annum.

For the period from and including June 1, 2008 to but excluding June 1, 2011, the interest rate per annum shall be determined as follows:
(i) 8.00% per annum times (ii) N/M; where “N” is the total number of calendar days in the applicable Interest Accrual Period that the Reference Rate is greater than or equal to 0.00%; and “M” is the total number of calendar days in the applicable Interest Accrual Period.

For the period from and including June 1, 2011 to but excluding June 1, 2013, the interest rate per annum shall be determined as follows: (i) 9.00% per annum times (ii) N/M.

For the period from and including June 1, 2013 to but excluding June 1, 2015, the interest rate per annum shall be determined as follows: (i) 10.00% per annum times (ii) N/M.

For the period from and including June 1, 2015 to but excluding June 1, 2022, the interest rate per annum shall be determined as follows: (i) 15.00% per annum times (ii) N/M.

For the period from and including June 1, 2022 to but excluding June 1, 2027, the interest rate per annum shall be determined as follows: (i) 20.00% per annum times (ii) N/M.

For the purpose of calculating the value of “N”, for each calendar day in an Interest Accrual Period that is not a U.S. Government Securities Business Day, the Reference Rate will revert to the setting on the previous U.S. Government Securities Business Day, subject to the provisions set out under “Reference Rate Cut-Off” below.

Interest Payment Dates: Semi-Annually, on each June 1 and December 1, commencing on December 1, 2007 and ending on the Maturity Date (whether the Stated Maturity Date or an	Interest Accrual Periods: The semi-annual period from and including the Issue Date (in the case of the first Interest Accrual Period) or previous Period End Date, as applicable,

earlier Redemption Date), subject to adjustment using the Following Business Day Payment Convention.	to but excluding the next Period End Date. Interest shall cease to accrue upon payment of principal on the Notes on the Maturity Date.

Period End Dates: Semi-Annually, on each June 1 and December 1, commencing on December 1, 2007 and ending on the Maturity Date, not subject to adjustment, whether or not such dates are Business Days or U.S. Government Securities Business Days.
Reference Rate: An amount equal to 30CMS minus 10CMS; where (i) “30CMS” is the 30-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time, and (ii) “10CMS” is the 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. If either of 10CMS or 30CMS does not appear on Reuters Screen ISDAFIX1 on any date, such rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” (as defined below) as the rate (or rates) that does not appear on Reuters Screen ISDAFIX1.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.:TBD

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations (If other than U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof): N/A

     The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Nomura Securities International	U.S.$[•]	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of five (5) Business Days, at 100% of the Principal Amount, on June 1, 2008 and on each Interest Payment Date thereafter up to and including December 1, 2026
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest rate applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Following Business Day Convention”	Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a Business Day so, that date as adjusted will be the first following day that is a Business Day.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York and London are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York and London.

“U.S. Government Securities Business Day”	Means any day except for Saturday, Sunday, or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“USD-CMS-Reference Banks”	An interest rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the principal New York City office of each of five leading swap dealers in the New York interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time on the day that is two U.S. Government Securities Business Days preceding the applicable date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to, in the case of 10CMS, 10 years, and in the case of 30CMS, 30 years, commencing on the applicable date and in a representative amount for 10-year and 30-year CMS swap transactions, as applicable, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for the applicable date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If two quotations are provided, the rate for the applicable date will be the arithmetic mean of the two quotations. If one quotation is provided, the rate for the applicable date will be that single quotation provided. If no quotations are provided, the rate for the applicable date will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Day Count Convention:	30/360

Calculation Agent:	Nomura Global Financial Products Inc.
Examples of Calculation of Interest Rate:
Example 1: Assuming the value of the Reference Rate is greater than or equal to 0.00% on every calendar day from June 1, 2008 to December 1, 2008, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 8.00% calculated as follows: 8.00% x 182/182 = 8.00%.
Example 2: Assuming the value of the Reference Rate is less than 0.00% on every calendar day from June 1, 2008 to December 1, 2008, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.00% calculated as follows: 8.00% x 0/182 = 0.00%.
Example 3: Assuming the value of the Reference Rate is greater than or equal to 0.00% on 91 calendar days from June 1, 2008 to December 1, 2008, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 4.00% calculated as follows: 8.00% x 91/182 = 4.00%.
RISK FACTORS
Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-year Constant Maturity Swap (CMS) Rate and 10-year CMS Rate, and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
Historical performance of the spread between the USD 30-year CMS Rate and the USD 10-year CMS Rate should not be taken as an indication of the future performance of the 30-year CMS Rate and the 10-year CMS Rate during the term of the notes.
     It is impossible to predict whether the Reference Rate will increase or decrease. The Reference Rate will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical spread between the 30-year CMS Rate and the 10-year CMS Rate should not be taken as an indication of the future performance of the spread between these two rates during the term of the notes.
     Factors that may affect the level of the 30-year CMS Rate and the 10-year CMS Rate and the Reference Rate between them include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
     Please note that historical trends are not indicative of future behavior of the 30 year CMS Rate, the 10 year CMS Rate and the spread between the two swap rates.
The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally the 30-Year CMS Rate and the 10-Year CMS Rate on any day and expectations relating to the future level of the 30-Year CMS Rate and the 10-Year CMS Rate will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness and credit ratings.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their stated Maturity Date to the extent that the Reference Rate increases and results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their stated maturity date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. Nomura Securities International currently intends to act as market makers for the notes, but they are not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
Trading by certain of our affiliates in the U.S. Dollar swap rate market may impair the value of the notes
Certain of our affiliates, including our subsidiary AIG Financial Products Corp. are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents for our customers, and therefore at any given time may be a party to one or more transactions related to the 30-year CMS Rate or the 10-year CMS Rate. In addition, we or one or more of our affiliates may hedge our exposure under the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities or other financial activity of ours or our affiliates may have a material adverse effect on the spread between the 30-year CMS Rate and the 10-year CMS Rate and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we, any of our affiliates or any market maker are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
ERISA CONSIDERATIONS
     The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 24, 2006.
USE OF PROCEEDS
     We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG Financial Products Corp. or certain of its subsidiaries for use for general corporate purposes.
HISTORICAL INFORMATION ON CONSTANT MATURITY SWAP RATES
     The following graphs set forth the historical spread between the 30-Year CMS Rate and the 10-Year CMS Rate and the levels of each of the 30-Year CMS Rate and the 10-Year CMS Rate for the years indicated. You should not take the past performance of the spreads between the 30-Year CMS Rate and the 10-Year CMS Rate as an indication of future spreads.
Source: Bloomberg L.P.

     Source: Bloomberg L.P.

Source: Bloomberg L.P.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
The status of the notes as either “variable rate notes” or “contingent payment obligations” for U.S. federal income tax purposes is uncertain. On balance, we believe that the better treatment of the notes is to characterize them as “variable rate notes”, and we intend to treat the notes as such. For a summary of the material U.S. federal income tax consequences of owning variable rate notes, please see the description under the heading “United States Taxation — United States Holders — Original Issue Discount — Variable Rate Notes” in the accompanying prospectus supplement.
This conclusion is based on our judgment that (i) the initial rate of 8% is a reasonable approximation of the amount of interest that would have been payable on the notes had the rate for the initial period been determined using the interest rate formula in effect for the period from and including June 1, 2008 to but excluding June 1, 2011 and (ii) we should apply the Option Rule as described below to determine the maturity date of the notes and therefore the category into which their interest rate falls.
More specifically, under the U.S. Treasury Regulations governing original issue discount on debt instruments, for purposes of determining the yield and maturity of a debt instrument that provides the issuer an option to call the note, an issuer is generally deemed to exercise or not exercise an option or combination of options in a manner that minimizes the yield on the debt instrument (the “Option Rule”). We believe that, although the applicable U.S. Treasury Regulations are not entirely clear, the Option Rule should apply to notes such as these notes even though they provide for interest based on the value of an index that changes over time. Accordingly, we believe that, for purposes of determining the maturity date of the notes and the category of interest payable on them, the notes should be treated as if they matured on or before the Interest Payment Date falling in June 2011, because electing to call the notes on that date or before would likely minimize the yield on the notes. On that basis, interest on the notes would be payable at an “objective rate” within the meaning of the U.S. Treasury Regulations, and the notes would qualify as “variable rate notes”.

You should be aware that the presumption under the Option Rule described above is only applicable for purposes of determining the tax treatment of your notes. We are under no obligation to call, and we are not making any promise or representation that we will call, the notes prior to their final maturity date.
Alternatively, it is possible that your notes could be characterized as contingent payment obligations subject to rules described under the heading “United States Taxation — United States Holders — Original Issue Discount — Notes Subject to the Contingent Payment Obligation Rules” in the accompanying prospectus supplement. In that case, among other differences, as more completely described in the prospectus supplement, United States Holders of the notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the notes, and gain from a sale, redemption or exchange of the notes would be treated as ordinary income rather than capital gain.
If, contrary to the presumption under the Option Rule, we do not call the notes on or before the Interest Payment Date falling in June 2011, the notes would, under the Option Rule, solely for purposes of determining how income should be accrued on the notes, be treated as having been reissued on that date. The notes thereafter would likely be treated either as variable rate notes or as contingent payment obligations, depending on whether or not, under the Option Rule, they should be treated as maturing on or prior to the Interest Payment Date falling in June 2013. If treated at that time as variable rate notes, rules similar to these rules would apply at the end of each successive period after which the interest rate formula changes.
GENERAL INFORMATION
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets

Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement. To date, including the notes described by this pricing supplement, we have accepted offers to purchase approximately $[•] billion aggregate principal amount (or its equivalent in one or more foreign currencies) of notes described in the accompanying prospectus supplement, including $[•] aggregate principal amount (or its equivalent in one or more foreign currencies) of Series AIG-FP notes.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.